UNITED STATES                                         OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION                    OMB Number:  3235-0101
WASHINGTON, D.C. 20549                                Expires: June 30, 2020
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FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1 (a) NAME OF ISSUER               (b) IRS IDENT. NO.  (c) S.E.C. FILE NO.
NORFOLK SOUTHERN CORPORATION           52-1188014          1-8339

1 (d) ADDRESS OF ISSUER STREET    CITY       STATE  ZIP   (e) TELEPHONE NO.
THREE COMMERCIAL PLACE           NORFOLK      VA   23510     757  629-2645

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Michael J. Wheeler

2 (b) RELATIONSHIP TO ISSUER
Officer

2 (c) ADDRESS               CITY            STATE     ZIP
Three Commercial Place     NORFOLK          VA      23510

INSTRUCTION: The person filing this notice should contact the issuer to Obtain I.R.S. Identification Number and the S.E.C. File Number.

3 (a) TITLE OF THE CLASS OF SECURITIES TO BE SOLD
NORFOLK SOUTHERN CORPORATION COMMON STOCK

3 (b) NAME AND ADDRESS OF EACH BROKER THROUGH WHOM          SEC USE ONLY
THE SECURITIES ARE TO BE OFFERED OR EACH MARKET             BROKER-DEALER
MAKER WHO IS ACQUIRING THE SECURITIES                       FILE NUMBER
Merrill Lynch
Nelson Rietano Group
1152 15th Street, NW, Suite 6000
Washington, DC  20005

(c) NUMBER OF SHARES OR OTHER UNITS TO BE SOLD (see instr. 3(c))
11,000

(d) AGGREGATE MARKET VALUE (see instr. 3(d))
$2,341,201.02 (as of 1/30/2020)

(e) NUMBER OF SHARES OR OTHER UNITS OUTSTANDING (see instr. 3(e))
260,746,663  (as of 9/30/19)

(f) APPROXIMATE DATE OF SALE (see instr. 3(f))  (MO. DAY YR.)
1/30/2019

(g) NAME OF EACH SECURITIES EXCANGE (see instr. 3(g))
NYSE


INSTRUCTIONS:

1.(a) Name of issuer
  (b) Issuer?s I.R.S. Identification Number
  (c) Issuer?s S.E.C. file number, if any
  (d) Issuer?s address, including zip code
  (e) Issuer?s telephone number, including area code
2.(a) Name of person for whose account the securities are to be sold
  (b) Such person?s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of the immediate family of any of the foregoing)
  (c) Such person?s address, including zip code
3.(a) Title of the class of securities to be sold
(b) Name and address of each broker though whom the securities are intended to be sold
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f) Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a
currently valid OMB control number.                    SEC 1147 (08-07)

TABLE I   SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of     Date you   Nature of Acquisition Transaction
the Class    Acquired
Common       1/28/16    Cashless Exercise of Stock Option

Name of Person from Whom Acquired             Amount of
(If gift, also give date donor acquired)      Securities Acquired
Norfolk Southern Corporation Common Stock     11,000

Date of Payment    Nature of Payment
1/30/2020          Cash

INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.


TABLE II    SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.


Name and Address of Seller


Title of Securities Sold



Date of Sale         Amount of Securities Sold        Gross Proceeds



REMARKS:


INSTRUCTIONS:
See the definition of person in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.


ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.



January 30, 2020           /s/ Denise W. Hutson as POA for Michael J. Wheeler
DATE OF NOTICE	           (SIGNATURE)


DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC  1147  (02-08)